[Logo Omitted]

                 VocalTec Announces First Quarter 2004 Results

                    Moti Suess Named Chief Operating Officer

HERZLIA, Israel, April 29, 2004 - VocalTec Communications Ltd. (NASDAQ:VOCL), a leading telecom equipment provider offering packet voice solutions for carriers and service providers, today reported results for the first quarter ended March 31, 2004.

Revenues for the first quarter of 2004 were $1.2 million, compared with $3.4 million in the fourth quarter of 2003 and $6.2 million in the first quarter of 2003. According to U.S. GAAP, net loss in the first quarter of 2004 was $3.8 million, or $0.29 per share, compared with net loss of $2.6 million, or $0.21 per share in the fourth quarter of 2003, and compared with a net loss of $1.3 million, or $0.11 per share, in the first quarter of 2003.

"The continuation of extremely long sales cycles for SIP-based solutions were compounded this quarter by delayed spending on existing network expansions from our major customers," said Dr. Elon Ganor, Chairman and CEO of VocalTec.

Gross margin was 32% in the first quarter of 2004, a substantial decline from 54% in the fourth quarter of 2003, primarily reflecting the low sales volumes.

Operating expenses for the quarter declined slightly to $4.3 million, compared to $4.5 million in the fourth quarter of 2003 and $4.5 million in the first quarter of 2003. Operating loss in the first quarter of 2004 was $3.9 million compared with $2.7 million in the fourth quarter of 2003, and $1.2 million in the first quarter of 2003.

"We remain in contention for a variety of opportunities with our Essentra softswitch solution," said Ganor. "We believed it would likely be the second half of this year before we would see revenue from these opportunities, but in some cases, it appears that the process may take even longer. In an effort to extend our sales reach and reduce our dependence on the limited number of "all-or-nothing" RFPs for our full Essentra solution, we are planning to introduce several new products that will be sold through distributors. These new products are based on positive feedback we have received on key components of our full Essentra solution, and we expect to introduce them early in the second half of the year.

VocalTec also announced the promotion of Moti Seuss to the new position of Chief Operating Officer, where he will be a key member of VocalTec's management team. Seuss has been instrumental in helping to define the new products, and will lead the organization in bringing these products to market.

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At the end of the first quarter of 2004, cash, cash equivalents and short-term investments totaled $17.1 million, compared with $12.2 million in the fourth quarter of 2003, reflecting a Q1 private placement of about $9.3 million.

"By shifting resources and continuing to maintain our focus, we expect to be able to introduce new products without any increase in our operating expenses," said Hugo Goldman, VocalTec's Chief Financial Officer. "Thanks to the successful private placement in Q1, we have the resources to accommodate the long sales cycles on the select next generation network opportunities we are pursuing and sustain a strong R&D effort for new products and applications. VocalTec's goal is to end 2004 with $10 million in cash, and to make 2005 a profitable year," said Goldman.

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for global carriers and local service providers. Its field-proven packet tandem switching solutions for international/national long distance and exchange carrier services leverage VocalTec's unique RapidFlo(TM) routing engine, as well as its industry-leading SS7 capabilities. Carrier-hosted solutions for VoIP VPN, IP Centrex/Hosted PBX, conferencing, global call center and calling card services enable new revenue-generation from enhanced services. VocalTec also provides VoIP solutions over wireless infrastructure (VSAT/WLL) to meet the needs of rural markets.

The Essentra(TM) SIP-Based Softswitch Architecture is an open, flexible next generation platform that leverages VocalTec's extensive experience in VoIP carrier deployments. This scalable, carrier-grade platform integrates the benefits of SIP, MEGACO/H.248 and H.323 technologies with complete PSTN/SS7 connectivity. In addition to supporting the needs of new carriers, Essentra enables gradual and cost-effective migration of carriers' existing TDM or H.323 networks to an IP-based next generation network infrastructure.

Learn more about our products and solutions at www.vocaltec.com.



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NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, competitive products, implementation of cost reduction plans, profitability projections, market demand, new product plans, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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For questions or further information, please contact:

Katy Brennan/Dylan Locsin
LNS Communications
Public Relations for VocalTec
Tel: 617-577-9777
kbrennan@LNScom.com
dlocsin@LNScom.com

Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
(Israel) +972-9-9707885
carmen@vocaltec.com


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                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      All data in thousands of U.S. dollars

                                                                              Three months ended
                                                                                   March 31
                                                                   ------------------------------------------

                                                                        2004                      2003
                                                                   ----------------         -----------------
                                                                      Unaudited                Unaudited
Sales
   Products                                                                    585                     5,675
   Services                                                                    659                       485
                                                                   ----------------         -----------------
                                                                             1,244                     6,160
                                                                   ----------------         -----------------

Cost of Sales
   Products                                                                    416                     2,675
   Services                                                                    433                       247
                                                                   ----------------         -----------------
                                                                               849                     2,922
                                                                   ----------------         -----------------
       Gross Profit                                                            395                     3,238
                                                                   ----------------         -----------------

Operating Expenses:
  Research and development, net                                              1,224                     1,100
  Marketing and selling                                                      2,256                     2,540
  General and administrative                                                   795                       843
                                                                   ----------------         -----------------
      Total Operating Expenses                                               4,275                     4,483
                                                                   ----------------         -----------------

      Operating loss                                                       (3,880)                   (1,245)
                                                                   ----------------         -----------------


Other income, net                                                                -                        19
Financial income (expenses), net                                               104                      (58)
                                                                   ----------------         -----------------

  Loss from continuing operations
before income taxes                                                        (3,776)                   (1,284)
Income taxes                                                                  (30)                      (10)
                                                                   ----------------         -----------------

     Net Loss                                                              (3,806)                   (1,294)
                                                                   ================         =================

Basic net Loss per ordinary share:
                                                                   ----------------         -----------------
     Basic net Loss                                                         (0.29)                    (0.11)
                                                                   ================         =================

Weighted average number of ordinary shares used
in computing basic net loss per share amounts (in
thousands):                                                                 13,023                    12,127
                                                                   ================         =================






                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)


                                                                      March 31                December 31
                                                                        2004                      2003
                                                                   ----------------         -----------------
                                                                      Unaudited                 Audited

Current Assets
  Cash, cash equivalents and short term
  investments                                                               17,084                    12,150
  Trade receivables, net                                                       994                     1,535
  Other receivables                                                          1,063                       872
  Inventories                                                                1,518                     1,481
                                                                   ----------------         -----------------
       Total Current Assets                                                 20,659                    16,038
                                                                   ----------------         -----------------

Severance pay funds                                                          2,093                     2,107

Equipment, Net                                                               1,410                     1,496

                                                                   ----------------         -----------------
Total Assets                                                                24,162                    19,641
                                                                   ================         =================



Current Liabilities
  Trade payables                                                             2,267                     2,423
  Accrued expenses and other liabilities                                     3,679                     4,071
  Deferred revenues                                                          1,120                     1,505
                                                                   ----------------         -----------------
                                                                             7,066                     7,999
                                                                   ----------------         -----------------

Long Term Liabilities
   Accrued severance pay                                                     3,134                     3,104
                                                                   ----------------         -----------------

Total Liabilities                                                           10,200                    11,103
                                                                   ----------------         -----------------


Shareholders' Equity
    Share capital
       Ordinary shares of NIS 0.01 par value:
         Authorized - 30,000,000 shares;
         Issued and outstanding - 14,930,854
    shares as of March 31, 2004 and
    12,445,299 shares as of December 31,
    2003                                                                        42                        37
       Additional paid-in capital                                          106,778                    97,553
       Accumulated deficit                                                (92,858)                  (89,052)
                                                                   ----------------         -----------------
          Total Shareholders' Equity                                        13,962                     8,538
                                                                   ----------------         -----------------

      Total Liabilities and Shareholders' Equity                            24,162                    19,641
                                                                   ================         =================


